

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


040181

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	20100225989-38
	Filing Date and Time 04/08/2010 10:42 AM
	Entity Number E0161032010-3

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	VDO-Ph International
2. Registered Agent for Service of Process: (check only one box)	☐ Commercial Registered Agent: Name ☒ Noncommercial Registered Agent (name and address below) OR ☐ Office or Position with Entity (name and address below) Marian Matson Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity 10175 Spencer St. #2026 Las Vegas Nevada 89183 Street Address City Zip Code Nevada Mailing Address (if different from street address) City Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares with par value: 100,000,000 Par value per share: $ .001 Number of shares without par value: 0
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) M. Matson Name 10175 Spencer Street #2026 Las Vegas NV 89183 Street Address City State Zip Code 2) Name Street Address City State Zip Code
5. Purpose: (optional; see instructions)	The purpose of the corporation shall be: Operate a telephony appliance sales organization
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	M. Matson Name X *[signature] M. Matson* Incorporator Signature 10175 Spencer Street Las Vegas NV 89183 Address City State Zip Code
7. Certificate of Acceptance of Appointment of Registered Agent:	I hereby accept appointment as Registered Agent for the above named Entity. X *[signature] M. Matson* 04/08/2010 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 4-10-09